SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED

2007 FEB 13 P 12:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 February 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07021012

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Assistant Company Secretary

Encl.

PROCESSED

FEB 16 2007

THOMSON FINANCIAL

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Disposal of Severn Trent Laboratories US	SE Announcement	02-Jan-2007	✓				✓	Filed with SEC on 2 January 2007
Director/PDMR Shareholding	SE Announcement	10-Jan-2007	✓				✓	Filed with SEC on 10 January 2007
Director Declaration	SE Announcement	15-Jan-2007	✓				✓	Filed with SEC on 15 January 2007
Total Voting Rights	SE Announcement	19-Jan-2007	✓				✓	Filed with SEC on 19 January 2007
88(2) - Lloyds TSB Registrars Corporate Nominee - 6,265 shares	Co House Forms	03-Jan-2007		✓				
88(2) - Lloyds TSB Registrars Corporate Nominee - 11,345 shares	Co House Forms	12-Jan-2007		✓				
88(2) - Various - 19,641 shares	Co House Forms	18-Jan-2007		✓				
288b - Resignation - Rachel Brydon Jannetta	Co House Forms	29-Dec-2006		✓				
EMTN - Contractual Terms relating to issue - Severn Trent Plc	UKLA	19-Jan-2007	✓					
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	23-Jan-2007	✓					
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	29-Jan-2007	✓					

Settlement 24/1

Final Terms

RECEIVED
2007 FEB 13 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 January 2007

Severn Trent Plc

Issue of EUR53,000,000 4.09 Fixed Rate Notes due January 2008
under the ε2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing www.severntrent.com. and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Birmingham B26 3PU, United Kingdom.

1.	Issuer:		Severn Trent Plc
2.	(i)	Series Number:	81
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		EURO (EUR)
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR53,000,000
	(ii)	Tranche:	EUR53,000,000
5.	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR50,000
7.	(i)	Issue Date and Interest Commencement Date:	24 January 2007
8.	Maturity Date:		24 January 2008

9.	Interest Basis:	4.09 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	Applicable
	a. Rate(s) of Interest:	4.09 per cent. per annum payable annually
	(i) Interest Payment Date(s):	The Maturity Date
	(ii) Fixed Coupon Amount(s):	EUR2,073.40 per EUR50,000 in nominal amount
	(iii) Broken Amount(s):	Not Applicable
	(iv) Day Count Fraction:	Actual/360, adjusted
	(v) Determination Date(s):	Not Applicable
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
16.	**Floating Rate Note Provisions**	Not Applicable
17.	**Zero Coupon Note Provisions**	Not Applicable
18.	**Index Linked Interest Note Provisions**	Not Applicable
19.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount	Nominal Amount

23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	As set out in Condition 6(f)
24.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a) Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
30.	Redenomination applicable:	Redenomination not applicable
31.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:	Barclays Bank PLC

34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

This Final Terms comprises the details required to list the issue of Notes described herein pursuant to the listing of the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange effective from 24 January 2007.
(iii)	Estimate of total expenses related to admission to trading:	GBP 100.00

2 RATINGS

Ratings:	The Notes to be issued have been rated: Moody's: A3 S&P: A

3 NOTIFICATION - Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE/OFFER

"Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	General Funding
(ii) Estimated net proceeds:	EUR53,000,000

6 *PERFORMANCE OF INDEX / FORMULA / OTHER VARIABLE AND OTHER INFORMATION CONCERNING THE UNDERLYING (Index-linked Notes only)*- Not Applicable

7 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency only) - Not Applicable

8 OPERATIONAL INFORMATION

(i) ISIN Code:	XS0282677540
(ii) Common Code:	028267754
(iii) Any clearing system(s) and the address of such clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable
(iv) Delivery:	Delivery against payment
(v) Names and addresses of additional	Not Applicable

Paying Agent(s) (if any):

(vi) Intended to be held in manner which would allow Eurosystem eligibility | No

Settlement 25/1

January 23, 2007

RECEIVED

2007 FEB 13 P 12:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Water Utilities Finance Plc

Issue of CZK 400,000,000 3.71 per cent. Notes due 2012
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at 2297 Coventry Road, Sheldon, Birmingham, West Midlands and http://www.stwater.co.uk and copies may be obtained from 2297 Coventry Road, Sheldon, Birmingham, West Midlands.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	82
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Czech Koruna (CZK)
4.	Aggregate Nominal Amount:		
	(i)	Series:	CZK 400,000,000
	(ii)	Tranche:	CZK 400,000,000
5.	Issue Price:		100 per cent. of the Aggregate Nominal Amount of the Tranche
6.	(i)	Specified Denominations:	CZK 2,000,000
	(ii)	Tradeable Amount:	Not Applicable
7.	Issue Date and Interest Commencement Date:		January 25, 2007
8.	Maturity Date:		December 25, 2012
9.	Interest Basis:		3.71 per cent. per annum Fixed Rate *(further particulars specified below)*

10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	3.71 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	December 25 in each year from and including December 25, 2007 to and including the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	The product of the Specified Denomination, the Rate of Interest and the Day Count Fraction
	(iv)	Broken Amount(s):	Not Applicable
	(v)	Day Count Fraction:	Actual/Actual
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
16.	**Floating Rate Note Provisions**		Not Applicable
17.	**Zero Coupon Note Provisions**		Not Applicable
18.	**Index Linked Interest Note Provisions**		Not Applicable
19.	**Dual Currency Interest Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable

21.	Investor Put:		Not Applicable
22.	Final Redemption Amount		CZK 2,000,000 per Note of CZK 2,000,000 Specified Denomination
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):		Condition 6(f) applies
24.	Put Event:		Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a)	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b)	New Global Note:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:		Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29.	Details relating to Instalment Notes:		Not Applicable
30.	Redenomination applicable:		Redenomination not applicable
31.	Other terms or special conditions:		Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable

33.	If non-syndicated, name of relevant Dealer:	Société Générale
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
35.	Additional selling restrictions:	Czech Republic:

No permit for the issue of the Notes has been obtained (including the obtaining of the approval of the terms and conditions of the Notes) from the Securities Commission of the Czech Republic (the **Securities Commission**) under Act of the Czech Republic No. 190/2004 Coll., on Bonds (the **Bonds Act**). No action has been taken (including the obtaining of the prospectus approval from the Securities Commission and the admission to trading on a regulated market (as defined in section 37 of Act of the Czech Republic No. 256/2004 Coll., on Conducting Business in the Capital Market (the **Capital Market Act**)) for the purposes of the Notes to qualify as listed securities within the meaning of section 44(1) of the Capital Market Act.

The Dealer has agreed that it has not offered or sold, and will not offer or sell, any Notes in the Czech Republic through a public offering, being - subject to several exemptions set out in the Capital Market Act - any conduct by which a broader circle of persons have had communicated to them sufficient information on the securities being offered and the terms under which they may acquire the securities and which the investor needs to make a decision to subscribe for, or purchase, such securities.

The Dealer will be required to represent and agree with the Issuer that it has complied with and will comply with all the requirements of the Capital Market Act and the Bonds Act and has not taken, and will not take, any action which would result in the Notes being deemed to have been issued in the Czech Republic, the issue of the Notes being classed as "accepting of deposits from the public" by the Issuer in the Czech Republic under Section 2(1)(a) of Act of the Czech Republic No. 21/1992 Coll., on Banks (as amended) (the **Banks' Act**) or requiring a permit, registration, filing or notification to the Securities Commission, the Czech National Bank or other authorities in the Czech Republic in respect of the Notes in accordance with the Capital Market Act, the Bonds Act, the Banks' Act or the practice of the Securities Commission or the Czech National Bank.

The Dealer will be required to represent and agree with the Issuer that it has complied with and will comply with all the laws of the Czech Republic applicable to the conduct of business in the Czech Republic (including the laws applicable to the provision of investment services (within the meaning of the Capital Market Act) in the Czech Republic) in respect of the Notes

---

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange with effect from January 25, 2007
(iii)	Estimate of total expenses related to admission to trading:	£100.00

2. RATINGS

Ratings:	The Notes to be issued have not been specifically rated.

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as described in "Subscription and Sale" and for any fees payable to the Dealer, so far as the Issuer and the Guarantor is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "Use of Proceeds" wording in the Prospectus
(ii)	Estimated net proceeds:	CZK 400,000,000
(iii)	Estimated total expenses:	Not Applicable

6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

7. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

8. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0283292612
(ii)	Common Code:	28329261

(iii)	Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

Settlement 9/2.

RECEIVED

29 January 2007

Severn Trent Water Utilities Finance Plc

Issue of GBP 100,000,000
1.399 per cent. Index-Linked Notes due February 2057
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at http://www.rns-pdf.londonstockexchange.com/rns/3261h -2006-8-7.pdf and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Birmingham B26 3PU, United Kingdom.

1.	(i) Issuer:	Severn Trent Water Utilities Finance Plc
	(ii) Guarantor:	Severn Trent Water Limited
2.	(i) Series Number:	83
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Pounds sterling (**GBP**)
4.	Aggregate Nominal Amount:	
	(i) Series:	GBP 100,000,000
	(ii) Tranche:	GBP 100,000,000
5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount of the Tranche
6.	Specified Denominations:	GBP 50,000
7.	Issue Date and Interest Commencement Date:	9 February 2007
8.	Maturity Date:	9 February 2057
9.	Interest Basis:	Index Linked Interest (further particulars specified below)
10.	Redemption/Payment Basis:	Index Linked Redemption (see Appendix)

11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
14.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**		Not Applicable
16.	**Floating Rate Note Provisions**		Not Applicable
17.	**Zero Coupon Note Provisions**		Not Applicable
18.	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	See Appendix
	(ii)	Calculation Agent responsible for calculating the interest due:	HSBC Bank plc
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Appendix
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	Semi-annually in arrear on 9 February and 9 August in each year, commencing on 9 August 2007 up to and including the Maturity Date
	(v)	Business Day Convention:	Not Applicable
	(vi)	Additional Business Centre(s):	Not Applicable
	(vii)	Minimum Rate of Interest:	Not Applicable
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	See Appendix
19.	**Dual Currency Interest Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount	Nominal Amount, subject in the case of Condition 6(a) to indexation as provided in Condition 4(f)(i) - see Appendix
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Nominal Amount, subject in the case of Condition 6(b) and Condition 9 to indexation as provided in Condition 4(f)(i) - see Appendix.
24.	Put Event:	Applicable. For the purposes of Condition 6(e), the Event Put Amount shall be the Nominal Amount subject to indexation as provided in Condition 4(f)(i) - see Appendix

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a) Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	Not Applicable
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes. Each Talon shall be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relevant Coupon sheet matures
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable

	(ii)	Instalment Date(s):	Not Applicable
30.	Redenomination applicable:		Redenomination not applicable
31.	Other terms or special conditions:		Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:		The Royal Bank of Scotland plc
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D rules apply
35.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Gilt-Edged and Fixed Interest Market of the London Stock Exchange with effect from 9 February 2007.
(iii)	Estimate of total expenses related to admission to trading:	GBP 2,018.19 (GBP 1,918.19 for admission of Notes to trading on the London Stock Exchange plc and GBP 100 listing fee payable to United Kingdom Listing Authority).

2. RATINGS

Ratings: The Notes to be issued have been rated:

S & P: A
Moody's: A2

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as described in "Subscription and Sale" and for any fees payable to the Dealer, so far as the Issuer and the Guarantor is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "*Use of Proceeds*" wording in Prospectus
(ii)	Estimated net proceeds:	GBP 100,000,000
(iii)	Estimated total expenses:	Not Applicable

6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (*Index-Linked Notes Only)*

Information on the UK Retail Price Index can be found on Bloomberg Page UKRPI.

7. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes Only)

Not Applicable

8. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0285349907
(ii)	Common Code:	028534990
(iii)	Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

APPENDIX

1. Paragraphs (ii), (iii) and (iv) of Condition 4(b) are deleted. The following shall be deemed to be inserted as a new paragraph (ii) in Condition 4(b) and paragraphs (v), (vi) and (vii) of Condition 4(b) will be renumbered (iii), (iv) and (v) respectively and amended accordingly:

"(ii) Determination of Rate of Interest and calculation of Interest Amounts

The Calculation Agent will, at or as soon as practicable after each time at which the Rate of Interest is capable of being determined, determine the applicable Rate of Interest and notify the Agent of the Rate of Interest as soon as practicable after calculating the same.

The amount of interest payable on each Note for any Interest Period (the **Interest Amount**) will be calculated by the Calculation Agent by (A) applying the Rate of Interest (as notified to the Agent by the Calculation Agent in accordance with the preceding paragraph) to the Specified Denomination of such Note, (B) multiplying the resulting amount by the Day Count Fraction and (C) rounding the resulting figure to the nearest one penny (half a penny being rounded upwards).

The **Day Count Fraction** is a fraction (a) the numerator of which is the number of days from and including the most recent Interest Payment Date (or Issue Date if such period is before the first scheduled Interest Payment Date) to but excluding the next Interest Payment Date or, if earlier the date of payment; and (b) the denominator of which is two times the number of days (including the first and excluding the last) in the Interest Period."

2. Condition 4(b)(iv) (renumbered as provided above) shall be deleted and the following paragraph shall be inserted in place thereof as a new Condition 4(b)(iv):

"(iv) Determination or Calculation by Trustee

If for any reason the Calculation Agent at any time after the Issue Date defaults in its obligation to determine or calculate:

(A) the Rate of Interest;

(B) any Interest Amount in accordance with paragraph (ii) above;

(C) the Final Redemption Amount (as defined below);

(D) the Early Redemption Amount (as defined below); or

(E) the Event Put Amount (as defined below),

the Trustee shall determine or calculate the same, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4 and Conditions 6 and 9), and in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Calculation Agent (and, where practicable, in accordance with this Condition 4)."

3. A new Condition 4(f) shall be inserted as follows:

"(f) Indexation

(i) Indexation of principal

The Final Redemption Amount payable pursuant to Condition 6(a), the Early Redemption Amount payable pursuant to Conditions 6(b) or 9 and the Event Put Amount payable pursuant to Condition 6(e) shall be the nominal amount of the Notes multiplied by the Index Ratio applicable to the date on which the Final Redemption Amount or the Early Redemption Amount or the Event Put Amount (as the case may be) becomes payable.

The Calculation Agent will calculate such Final Redemption Amount or Early Redemption Amount or Event Put Amount (as the case may be) as soon as practicable after each time such amount is capable of being determined and will notify the Agent thereof as soon as practicable after calculating the same. The Agent will as soon as practicable thereafter notify the Issuer and any stock exchange on which the Notes are for the time being listed thereof and cause notice thereof to be published in accordance with Condition 13.

(ii) Definitions

For the purposes of these Conditions:

Base Index Figure means 201.55714, being the Index Figure applicable to 9 February 2007;

Calculation Date means any date when an Interest Amount falls due;

Expert means an independent investment bank or other expert in London appointed by the Issuer and approved by the Trustee acting reasonably or (failing such appointment within 10 days after the Trustee shall have requested such appointment (provided such request is reasonable)) appointed by the Trustee;

Index means, in relation to any Calculation Date, subject as provided in Conditions 4(g) and 6(l) below, the United Kingdom General Index of Retail Prices (for all items) as published by the Office for National Statistics (January 1987=100) as published by HM Government (currently contained in the Monthly Digest of Statistics) and applicable to that Calculation Date or, if that index is not published for any Calculation Date, any substituted index or index figures published by the Office for National Statistics or the comparable index which replaces the United Kingdom General Index of Retail Prices (for all items) for the purpose of calculating the amount payable on repayment of the Reference Gilt;

Any reference to the **Index Figure applicable** to a particular Calculation Date shall, subject as provided in Condition 4(g) below, be calculated in accordance with the following formula:

$$RPI_{m-3} + \frac{(\text{Day of Calculation Date} -1)}{(\text{Days in month of Calculation Date})} \times (RPI_{m-2} - RPI_{m-3})$$

and rounded to five decimal places (0.000005 being rounded upwards) and where:

RPI_{m-3} means the Index Figure for the first day of the month that is three months prior to the month in which the payment falls due; and

RPI_{m-2} means the Index Figure for the first day of the month that is two months prior to the month in which the payment falls due;

Index Ratio applicable to any Calculation Date means the Index Figure applicable to such date divided by the Base Index Figure and rounded to five decimal places (0.000005 being rounded upwards);

the **Rate of Interest** applicable to any amount payable in respect of interest shall be 1.399 per cent. per annum multiplied by the Index Ratio applicable to the date on which such amount falls due and rounded to six decimal places (0.0000005 being rounded upwards); and

Reference Gilt means the 1.25 per cent. Index-Linked Treasury Stock due November 2055 (or, if such stock is not in existence, such other index-linked stock issued by or on behalf of HM Government as the Issuer, on the advice of three brokers and/or gilt edged market makers (or such other three persons operating in the gilt edged market as the Issuer, after consultation with the Trustee, may select), may consider to be the most appropriate reference government stock for the Notes)."

4. A new Condition 4(g) shall be inserted as follows:

"(g) Changes in circumstances affecting the Index

(i) Change in base

If at any time the Index is changed by the substitution of a new base for it, then with effect from (and including) the date from and including that on which such substitution takes effect:

(A) the definition of Index in Condition 4(f) shall be deemed to refer to the new date in substitution for January 1987 (or, as the case may be, for such other date or month as may have been substituted for it); and

(B) the definition of Base Index Figure in Condition 4(f) shall be amended to mean the product of the then applicable Base Index Figure and the Index immediately following such substitution, divided by the Index immediately prior to such substitution.

(ii) Delay in publication of the Index

(A) If, in relation to a particular Interest Period or to the redemption of all or some only of the Notes and otherwise than in circumstances which the Issuer certifies to the Trustee may fall within Condition 4(g)(iii) or 6(l) (notwithstanding that the Issuer may subsequently be advised that they do not fall within Condition 4(g)(iii) or 6(l)), the Index Figure relating to any month (the "**calculation month**") which is required to be taken into account for the purposes of the determination of the Index Figure for any date is not published on or before the fourteenth day before the date on which such payment is due (the "**date for payment**"), the Index Figure for the relevant calculation month shall be the substitute index figure (if any) as is published by the Bank of England or the United Kingdom Debt Management Office (or such other United Kingdom authority as may be appropriate) for the purposes of indexation of payments on the Reference Gilt or, failing such publication,

on any one or more of HM Government's index-linked stocks, as determined by the Expert; or

(B) if no such determination is made by the Expert within seven days, the Index Figure last published before the date for payment.

Where the provisions of this Condition 4(g)(ii) apply, the certificate of the Issuer, acting on the advice of an Expert, as to the Index Figure applicable to the date for payment falls shall be conclusive and binding upon the Issuer, the Trustee and the Noteholders. If a substitute index is published as specified in (A) above, a determination made based on that index shall be final and no further payment by way of adjustment shall be made, notwithstanding that the Index Figure applicable to the date for payment may subsequently be published. If no substitute index is so published and the Index relating to the date for payment is subsequently published then:

(C) in the case of any Note not falling due for redemption on the date for payment, if the Index so subsequently published (if published while that Note remains outstanding) is greater or less than the Index applicable by virtue of (B) above, the interest payable on that Note on the Interest Payment Date next succeeding the date of such subsequent publication shall be increased or reduced to reflect the amount by which the interest payable on that Note on the date for payment on the basis of the Index applicable by virtue of (B) above fell short of, or (as the case may be) exceeded the interest which would have been payable on that Note if the Index subsequently published had been published on or before the second business day before the date for payment; or

(D) in the case of any Note falling due for final redemption on the date for payment, no subsequent adjustment to amounts paid will be made.

(iii) Cessation of or fundamental changes to the Index

If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer or the Noteholders and if, within 30 days after its appointment (or such longer period as the Trustee may consider reasonable), the Expert recommends for the purposes of the Notes one or more adjustments to the Index or a substitute index (with or without adjustments), then provided that such adjustments or substitute index (as the case may be) are not materially detrimental (in the opinion of the Expert) either to the interests of the Issuer or the interests of the Noteholders, as compared to the interests of the Issuer and the Noteholders (as the case may be) as they would have been had the Index continued to be published or such fundamental change in the rules governing the Index not been made, the Index shall be adjusted as so recommended or (as the case may be) shall be replaced by the substitute index so recommended (as so adjusted, if so recommended) and references in these Conditions to the Index shall be construed accordingly and the Issuer shall notify the Noteholders of the adjustments to the Index or the introduction of the substitute index (with or without adjustments) in accordance with Condition 13.

If any payment in respect of the Notes is due to be made after the cessation or changes referred to in the preceding paragraph but before any such adjustment to, or replacement of, the Index takes effect, the Issuer shall (if the Index Figure applicable

(or deemed applicable) to the date for payment is not available in accordance with the provisions of Condition 4(f)) make a provisional payment on the basis that the Index Figure applicable to the date for payment is the Index last published. In that event or in the event of any payment on the Notes having been made on the basis of an Index deemed applicable under Condition 4(g)(ii)(A) above (also referred to below as a **provisional payment**) and of the Trustee on the advice of the Expert subsequently determining that the relevant circumstances fall within this Condition 4(g)(iii), then:

(A) except in the case of a payment on redemption of the Notes, if the sum which would have been payable if such adjustments or such substitute index had been in effect on the due date for such provisional payment is greater or less than the amount of such provisional payment, the interest payable on the Notes on the Interest Payment Date next succeeding the last date by which the Issuer and Trustee receive such recommendation shall be increased or reduced to reflect the amount by which such provisional payment of interest fell short of, or (as the case may be) exceeded, the interest which would have been payable on the Notes if such adjustments or such substituted index had been in effect on that date; or

(B) in the case of a payment of principal or interest on redemption of the Notes, no subsequent adjustment to amounts paid will be made.

(iv) Trustee

The Trustee shall be entitled to assume that no cessation of or change to the Index has occurred until informed otherwise by the Issuer and will not be responsible for identifying or appointing an Expert save as provided in these Conditions."

5. A new Condition 6(l) shall be inserted as follows:

"(l) Redemption for Indexation reasons

(i) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Noteholders and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable, to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4(g)(iii), the Issuer shall, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest.

(ii) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as

described in Condition 4(g)(iii), the Issuer may at its option, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest."

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,082	5,610	7,259
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	548p	536p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE.	Ordinary	19,641
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**19,641**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] Date 18. 1. 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.
BN99 6DA
ESP/Allotment Team/PH/6122
Tel: 01903 833406 Fax: 01903 833277
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,345		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.805		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 11,345
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 11,345

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 12.1.2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/OPD/E1012/1026 Tel: 01903 833570
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,669	2,596	
Nominal value of each share	97 17/19p	97 17/19p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.88	£9.34	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 6,265
Name Address , UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,265

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3.1.2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/OPD/E2117 Tel: 01903 833562
DX number DX exchange

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

	Day	Month	Year
Date of termination of appointment	2 9	1 2	2 0 0 6

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Ms * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Rachel Sophia

Surname: Brydon Jannetta

	Day	Month	Year
† Date of Birth	2 4	0 1	1 9 6 0

A serving director, secretary etc must sign the form below.

Signed **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

END

END